# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: NOCOPI TECHNOLOGIES INC/MD/, CIK 0000888981
CUSIP: 655213106
Title of class of securities: Common stock of the Company, par value $0.01 per share ("Common Shares")
Address of issuer's principal executive offices: 480 Shoemaker Road, Suite 104, King of Prussia, Pennsylvania (PA), 19406
Date of event which requires filing of this statement: 06/06/2025
Filed by CIK 0000898860
Persons authorized to receive notices and communications: Phillip Frost, M.D., Frost Gamma Investments Trust, 4400 Biscayne Blvd, Suite 1500, Miami, Florida (FL), 33137, 305-575-6015

## Reporting persons
- Phillip Frost, M.D. (CIK 0000898860): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: working capital (WC); disclosure of legal proceedings is required (Items 2(d) or 2(e)); sole voting power 0; shared voting power 1,467,782; sole dispositive power 0; shared dispositive power 1,467,782; aggregate amount beneficially owned 1,467,782 (13.6% of the class)
  Comment: Includes 1,467,782 Common Shares held by Frost Gamma Investments Trust ("FGIT"). Dr. Phillip Frost is the trustee of FGIT.
  
  Based on 10,792,913 Common Shares outstanding, as reported by the Issuer on Form 10-Q filed with the Securities and Exchange Commission on May 13, 2025.
- Frost Gamma Investments Trust: type of reporting person: other (OO); citizenship or place of organization: Florida (FL); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 1,467,782; sole dispositive power 0; shared dispositive power 1,467,782; aggregate amount beneficially owned 1,467,782 (13.6% of the class)
  Comment: Includes 1,467,782 Common Shares held by FGIT. Dr. Phillip Frost is the trustee of FGIT.
  
  Based on 10,792,913 Common Shares outstanding, as reported by the Issuer on Form 10-Q filed with the Securities and Exchange Commission on May 13, 2025.

## Item 1. Security and Issuer
Title of class of securities: Common stock of the Company, par value $0.01 per share ("Common Shares")
Name of issuer: NOCOPI TECHNOLOGIES INC/MD/
Address of issuer's principal executive offices: 480 Shoemaker Road, Suite 104, King of Prussia, Pennsylvania (PA), 19406
Comment:
This Amendment No. 1 (the "Amendment") amends and supplements the statement on Schedule 13D filed on September 15, 2023 (the "Original Schedule 13D"). This Amendment relates to the common stock, par value $0.01 per share ("Common Shares"), of Nocopi Technologies, Inc., a Maryland corporation (the "Issuer"). The principal executive offices of the Issuer are located at 480 Shoemaker Road, Suite 104, King of Prussia, PA 19406.

Unless otherwise amended below pursuant to this Amendment, the information provided in the Original Schedule 13D remains unchanged.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The information provided in Item 5 of this Amendment is incorporated by reference to this Item 3.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is amended by adding the following paragraph to the end of the item:

This Amendment is being filed to report the acquisition of Common Shares reported in Item 5(c) that resulted in a more than 1 percent change in beneficial ownership. The disclosure regarding the purchase in Item 5(c) below is incorporated herein by reference. The Common Shares were acquired for investment purposes and the Reporting Persons do not have any plans or proposals with respect to any extraordinary corporate transaction involving the Issuer including, without limitation, those matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 is deleted in its entirety and replaced with the following text:

(a)(b)

FGIT holds 1,467,782 Common Shares, or approximately 13.6% of the Issuer's issued and outstanding shares, based on 10,792,913 Common Shares outstanding, as reported by the Issuer on Form 10-Q filed with the Securities and Exchange Commission on May 13, 2025. Except as set forth below, all previous Items are unchanged.

Dr. Phillip Frost is the trustee of FGIT. Frost Gamma Limited Partnership is the sole and exclusive beneficiary of FGIT. Dr. Phillip Frost is one of two limited partners of Frost Gamma Limited Partnership. The general partner of Frost Gamma Limited Partnership is Frost Gamma, Inc. and the sole shareholder of Frost Gamma, Inc. is Frost-Nevada Corporation. Dr. Phillip Frost is the sole shareholder of Frost-Nevada Corporation. As a result of the foregoing, Dr. Phillip Frost is also considered beneficial owner of the securities owned by FGIT. Dr. Phillip Frost disclaims beneficial ownership of the securities except to the extent of any pecuniary interest therein.
Transactions in the class effected during the past sixty days:
(c) During the past 60 days, the Reporting Person engaged in the following transaction in Common Shares:

On June 6, 2025, FGIT acquired 195,852 Common Shares for a purchase price of $1.10 per share from a non-affiliate shareholder of the Issuer in a private secondary transaction exempt from the registration requirements of the Securities Act of 1933, as amended.

## Signatures
- Phillip Frost, M.D.: /s/ Phillip Frost, M.D., Phillip Frost, M.D. (06/11/2025)
- Frost Gamma Investments Trust: /s/ Phillip Frost, M.D., Phillip Frost, M.D., Trustee (06/11/2025)